

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 25, 2011

Leif Andersen
Chief Executive Officer
Sebring Software, Inc. (f/k/a Sumotext, Inc.)
1400 Cattlemen Road, Suite 1400
Sarasota, FL 34232

> **Re:** **Sumotext, Inc.**
> **Form 8-K**
> **Filed October 29, 2010**
> **File No. 000-53785**

Dear Mr. Andersen:

We issued comments to you on the above captioned filing on February 16, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a substantive response to our comments immediately.

If you do not provide a substantive response to our comments by May 2, 2011, consistent with our obligations under the federal securities laws, we will decide on how we will seek to resolve material outstanding issues and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor at (202) 551-3576 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: David Rees
        Vincent & Rees
        Via facsimile: (801) 355-5005